FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 4 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5-8 hereof.

•	Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Dissolution of Governing Coalition” on page 10 hereof to the “The Federal Republic of Germany — Political Parties” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments — Monetary Policy” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 6, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0695 U.S. dollar (0.9350 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2024

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2024. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2024 to be announced at a press conference and published in April 2025.

The first three quarters of 2024 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 2,461.5 million (as compared to EUR 4,466.7 million in the first three quarters 2023).

While investment restraint was evident in nearly all the bank’s promotional lines, the greatest declines were registered in its Rural Development and Renewable Energy lines. The demand for credit was dampened both by the sector’s pessimistic expectations for the future and by the currently high level of the EU reference interest rate.

The high EU reference rate established at the start of the year, coupled with the EU state aid rules, leaves no room for Rentenbank to offer competitive market terms without subsidies. Consequently, commercial banks are currently resorting to other funding sources to a greater degree to finance non-subsidy-eligible projects such as renewable energy plants remunerated under the German Renewable Energy Act.

From the total anticipated medium and long-term issue requirement of prospective EUR 10.0 billion for 2024, the Issuer was able to raise EUR 7.1 billion in the first three quarters (as compared to EUR 8.5 billion in the first three quarters of 2023).

At September 30, 2024, total assets amounted to EUR 97.5 billion (as compared to EUR 100.9 billion at September 30, 2023).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2023	0.2	-0.3
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.3	-0.3
3rd quarter 2024	0.2	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.2% in the third quarter of 2024 compared with the second quarter of 2024 after adjustment for price, seasonal and calendar variations. Government and household final consumption expenditure, in particular, increased in the third quarter of 2024. Economic performance declined by 0.3% in the third quarter of 2024 (previously: -0.1%), following an increase of 0.2% at the beginning of the year.

GDP in the third quarter of 2024 was up a price adjusted 0.2% compared with the third quarter of 2023. After price and calendar adjustment, however, GDP showed a decrease of 0.2% as there was one working day more than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2024 up 0.2% on the previous quarter, press release of October 30, 2024 (https://www.destatis.de/EN/Press/2024/10/PE24_408_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024 (1)	0.4	2.0

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.0% in October 2024, reflecting an increase compared to September 2024 (1.6%). In October 2024, the most important driver of inflation was the increase in the price of services and food. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 2.3% in October 2024 compared to October 2023, after experiencing a 1.6% year-on-year increase in September 2024.

Energy prices in October 2024 decreased by 5.5% compared to October 2023, following decreases of 7.6% and 5.1% in September 2024 and August 2024, respectively.

Excluding food and energy prices, the year-on-year inflation rate in October 2024 would have been higher at 2.9%, demonstrating the current dampening impact of energy prices on overall inflation. In September 2024, the consumer price index excluding food and energy was 2.7%. This means that core inflation increased slightly in October 2024 compared to September 2024.

Prices of goods (total) increased by 0.4% from October 2023 to October 2024. The prices of services (total) increased by 4.0% in October 2024 when compared to October 2023.

Compared with September 2024, the consumer price index rose by 0.4% in October 2024.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.0% expected in October 2024, press release of October 30, 2024 (https://www.destatis.de/EN/Press/2024/10/PE24_409_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.4
May 2024	3.5	3.5
June 2024	3.4	3.5
July 2024	3.7	3.5
August 2024	3.8	3.5
September 2024	3.3	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 46.0 million persons resident in Germany were in employment in September 2024. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment fell slightly by 18,000 (0.0%) compared with the previous month. This was the fourth consecutive decrease. According to revised results, month-on-month employment also declined by an average of 18,000 people in each of the months June, July and August 2024. Without seasonal adjustment, the number of persons in employment in September 2024 rose by 162,000 (+0.4%) in August 2024 due to the autumn upturn. The usual seasonal increase in employment was therefore considerably smaller than the average September increase of the years 2022 and 2023 (+210,000 people).

Compared to September 2023, the number of employed persons in September 2024 increased by approximately 53,000 or 0.1%. In the period from January to August 2024, the monthly rates of change compared with a year earlier declined from +0.5% to +0.2%.

In September 2024, the number of unemployed persons increased by approximately 153,000, or 11.6%, compared to September 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2024 stood at 1.55 million, reflecting a slight decrease of 0.6% compared to August 2024.

Sources: Federal Statistical Office, Employment down slightly in September 2024, press release of October 30, 2024

(https://www.destatis.de/EN/Press/2024/10/PE24_407_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-August 2024	January-August 2023
Goods	182.6	148.1
Services	-53.8	-45.3
Primary income	82.8	85.2
Secondary income	-38.9	-39.9
Current account	172.7	148.2

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 11, 2024

(https://www.bundesbank.de/resource/blob/942266/a42180012ed5005a2c57bdf64b2aaae3/mL/2024-10-11-zahlungsbilanz-anlage-data.pdf ).

Economic Outlook

The Federal Government expects an upturn in the economy in 2025.

During 2024, German economic development has been negatively affected by structural factors such as demographic change, a difficult competitive position and geo-economic fragmentation as well as by economic factors such as continuing weak demand and restrictive monetary policy. Early indicators such as industrial production and the business environment show that this phase of economic weakness should continue through the second half of 2024. Beginning with the turn of the year from 2024 to 2025, however, the growth dynamic is expected to recover gradually. Positive signs already perceptible are decreasing inflation, noticeably increased real income and declining interest rates.

In its autumn forecast published on October 9, 2024, the Federal Government projects German price-adjusted GDP to decline by 0.2% in 2024. However, an increase by 1.1% and 1.6% is expected in 2025 and 2026, respectively. This economic upswing is expected to be due in part to a projected decline in consumer price inflation in 2025 and 2026 (+2.0% and +1.9%, respectively) compared to 2024 (+2.2%). The labor market is also expected to develop more dynamically from Spring 2025 onwards, supported by the Federal Government’s Growth Initiative (Wachstumsiniative).

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Eckwerte der Herbstprojektion 2024, October 9,

2024 (https://www.bmwk.de/Redaktion/DE/Downloads/H/241009-eckwerte-der-herbstprojektion-2024.pdf?__blob=publicationFile&v=8); Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion: Bundesregierung rechnet mit Belebung der Wirtschaft im kommenden Jahr, press release of October 9, 2024 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2024/10/20241009-herbstprojektion.html).

Fiscal Outlook

The following table, published in October 2024, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the two-year projection horizon 2024 until 2025 and the outcome in 2023. Sources include the July 2024 government draft of a supplementary federal budget for 2024 as well as the government draft of the Act Adopting the Federal Budget for the 2025 Fiscal Year and Fiscal Plan to 2028, adopted by the Federal Government in August 2024. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2025	2024	2023
	(% of GDP)
General government deficit (-) / surplus (+)	-1 3⁄4	-2 1⁄2	-2.6
General government gross debt	63 1⁄4	63 1⁄4	62.9

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2025, Table 1, October 2024

(https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2025.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Dissolution of Governing Coalition

On November 6, 2024, Chancellor Scholz requested that the Bundespräsident dismiss Federal Minister of Finance Christian Lindner of the FDP due to irreconcilable differences regarding the financing of remaining gaps in the 2025 federal budget. The Chancellor announced his intention to seek a vote of confidence on January 15, 2025. The vote of confidence could lead to early elections no later than the end of March 2025. Following the dismissal of Mr. Lindner by the Bundespräsident, Dr Jörg Kukies was sworn in as new Federal Minister of Finance. As Federal Minister of Finance, Dr Kukies is also ex officio a member of KfW’s Board of Supervisory Directors.

Sources: Kanzler Scholz zur Entlassung des Finanzministers Christian Lindner (Chancellor Scholz on the dismissal of Finance Minister Christian Lindner), transcript of press conference of November 6, 2024 (https://www.bundeskanzler.de/bk-de/aktuelles/bk-statement-zur-entlassung-des-finanzministers-2319062); "Danke für die Arbeit, die Sie geleistet haben", transcript of speech by Bundespräsident Steinmeier, November 7, 2024 (https://www.bundespraesident.de/SharedDocs/Reden/DE/Frank-Walter-Steinmeier/Reden/2024/11/241107-Entlassung-Ernennung-Minister.html).

Monetary Policy

On October 17, 2024, the Governing Council of the European Central Bank (“ECB”) decided to lower the three key ECB interest rates by a further 25 basis points to 3.40% (main refinancing operations), 3.65% (marginal lending facility) and 3.25% (deposit facility) with effect from October 23, 2024, following its decision in September 2024 to lower the deposit facility rate by 25 basis points to 3.50%, the main refinancing operations rate to 3.65% and the marginal lending facility rate by 60 basis points to 3.90%. In particular, the decision to lower the deposit facility rate – the rate through which the Governing Council steers the monetary policy stance – is based on its updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. The Governing Council stated that incoming information on inflation shows the disinflationary process is well on track. The inflation outlook is also affected by recent downside surprises in indicators of economic activity. Meanwhile, financing conditions remain restrictive.

The Governing Council expects inflation to rise in the coming months, before declining to target in the course of 2025. Domestic inflation remains high, as wages are still rising at an elevated pace. At the same time, the Governing Council expects that labor cost pressures will continue easing gradually, with profits partially buffering their impact on inflation.

The Governing Council is determined to ensure that inflation returns to its 2% medium-term target in a timely manner. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

The asset purchase programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. Similarly, the Eurosystem no longer reinvests all of the principal payments from maturing securities purchased under the pandemic emergency purchase programme (PEPP). The Governing Council has confirmed that it is reducing the Eurosystem’s holdings of securities under the PEPP by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024.

Sources: European Central Bank, Monetary policy decisions, press release of October 17, 2024

(https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp241017~aa366eaf20.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240912~67cb23badb.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: November 7, 2024